UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	001-04448
CUSIP Number:	0000010456

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Baxter International Inc.
Full Name of Registrant

Former Name if Applicable

One Baxter Parkway
Address of Principal Executive Office (Street and Number)

Deerfield, IL 60015
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Baxter International Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 within the prescribed time period because it requires additional time to complete the investigation described below. The Company is currently unable to predict when it will be able to file its Form 10-Q for the quarter ended September 30, 2019 and does not currently expect to file by the extended filing date pursuant to Rule 12b-25.

As previously disclosed in the Company’s Current Report on Form 8-K filed on October 24, 2019, the Company began an investigation into certain intra-Company transactions undertaken for the purpose of generating foreign exchange gains or losses. The Audit Committee of the Company’s Board of Directors is overseeing the investigation with the assistance of independent, experienced external advisors. The investigation is ongoing and the Company cannot predict its duration or outcome. Upon completion of the investigation and the Company’s evaluation of the materiality of misstatements of its reported non-operating income related to net foreign exchange gains, the Company expects to either amend its periodic reports previously filed with the SEC to include restated financial statements that correct those misstatements, or include in reports for future periods restated comparative financial statements that correct those misstatements. The Company also is considering the extent to which these matters affect the effectiveness of its internal control over financial reporting.

As part of any corrections to previously issued financial statements after completion of the investigation of intra-Company transactions, the Company also expects to correct certain items that affect operating income and were immaterial to its previously reported results of operations. These items include the impact of the use of an incorrect foreign exchange rate convention to translate the results of the Company’s foreign operations into U.S. dollars and the impact of the incorrect accounting for placed equipment that the Company leases to its customers, as previously disclosed in the Form 8-K filed on October 24, 2019.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the outcome of the investigation of misstatements in previously reported non-operating income related to foreign exchange gains and losses; the expectation that the Company will not timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 by the extended filing date pursuant to Rule 12b-25; and the completion of matters necessary to permit the filing of the Form 10-Q for the period ended September 30, 2019 (which includes completion of the investigation disclosed in the Company’s Current Report on Form 8-K filed on October 24, 2019). There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James K. Saccaro	(224)	948-2000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☐  No

On October 24, 2019, the Company announced worldwide sales for the third quarter of 2019 of approximately $2.85 billion, an increase of 3% from reported revenues for the third quarter of 2018, and reported operating income of $503 million, or 17.6% of sales. Since the investigation relates to non-operating income related to net foreign exchange gains, the Company did not announce net income for the third quarter of 2019. At this stage of the investigation, it is not known whether net income for the third quarter and nine month period ended September 30, 2019 will reflect a significant change from the results for the third quarter and nine-month period ended September 30, 2018 because the Company has not determined the extent to which the non-operating foreign currency gains or losses are misstated for the 2019 and 2018 periods.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Baxter International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2019	By	/s/ James K. Saccaro
James K. Saccaro
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).